FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of August 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes____ No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on August 1, 2005 reporting the financial results for the quarter ending June 30, 2005 and the declaration of a cash dividend for the quarter ended June 30, 2005.

                                                                Exhibit 1

                                  Corporate Contact:
                                  Ioannis Zafirakis
                                  Director and Vice-President
                                  Telephone: + 30-210-9470100
                                  E-mail: izafirakis@dianashippinginc.com
                                          -------------------------------
For Immediate Release
---------------------
                                  Investor and Media Relations:
                                  Edward Nebb
                                  Euro RSCG Magnet
                                  Telephone: + 1-212-367-6848
                                  E-mail: ed.nebb@eurorscg.com



                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
            FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2005

                  DECLARES CASH DIVIDEND FOR THE SECOND QUARTER


ATHENS, GREECE, August 1, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $20.1 million for the second quarter of 2005, compared to net income of $12.4 million recorded in the second quarter of 2004, representing an increase of $7.7 million or 62%. Voyage and time charter revenues were $29.4 million for the second quarter of 2005, an increase of 64% from the $17.9 million reported in the same period of 2004. The Company attributed the increase in net income and revenue from vessels primarily to the enlargement of its fleet and improved trading conditions in the second quarter of 2005 compared with the same period of 2004.

Net income for the six months ended June 30, 2005 increased by $15.1 million or 77% to $34.7 million compared to $19.6 million in 2004. Voyage and time charter revenues were $53.3 million for the first six months of 2005, compared to $30.2 million for the same period of 2004, representing an increase of 76%.

Dividend declaration
The Company has declared a cash dividend on its common stock of $0.54 per share, based on the Company's operations during the second quarter ended June 30, 2005. The cash dividend will be payable on August 31, 2005 to all shareholders of record as of August 16, 2005. The Company has 40 million shares of common stock outstanding.

During the second quarter of 2005, there were 9.6 vessels on average operating in the Company's fleet after the delivery of a newbuilding panamax bulk carrier, the Clio, on May 9, 2005.

Freight Market Commentary
The Company stated that it is continuing to pursue a policy of seeking short term time charters for its vessels whose charters will expire during the third quarter. Certain industry analysts have concluded that the strong chartering inquiries witnessed during the first weeks of the third quarter of 2005 should eventually lead to improved time charter rates later in the third quarter and for the remainder of 2005. Diana Shipping management concurs with this view that the current weakness in the charter market will be temporary, and has structured its chartering policy to be in position to take advantage of an eventual return to stronger earning opportunities.

Fleet Employment Profile
Currently Diana's fleet is employed as follows:

             Date of                                 Employment      Expiration
  Name       Built          Age         DWT            nt(1)          (2)
  ----       -----          ---         ---            -----          ---

*NIREFS      31/1/2001      4.50        75,311        $ 40,000       Aug. 5,
                                                                     2005(5)

*ALCYON      9/2/2001       4.48        75,247        $ 22,582       Oct. 15,
                                                                     2007

*TRITON      28/3/2001      4.35        75,336        $ 37,300       Nov. 27,
                                                                     2005

*OCEANIS     30/5/2001      4.18        75,211        $ 30,650       Aug. 23,
                                                                     2005(6)

*DIONE       10/1/2001      4.56        75,172        $ 32,500       Nov. 4,
                                                                     2005

*DANAE       8/1/2001       4.57        75,106        $ 30,000       Jan. 13,
                                                                     2007

**PROTEFS    31/8/2004      0.92        73,630        $ 31,000       Sep. 1,
                                                                     2005(6)

**CALIPSO    3/2/2005       0.49        73,691        $ 17,250       Oct. 2,
                                                                     2005

**CLIO       09/05/2005     0.23        73,691       $ 18,000+       Aug. 8,
                                                    $200,000(3)      2005(4)

PANTELIS SP  26/2/1999      6.44       169,883        $ 47,500       Jan. 25,
                                                                     2008
                Weighted Average Age:   3.82
                                        Total:         842,278

(1)   Gross Time Charter Rate per day.

(2)   Estimated dates assuming earliest redelivery by charterers.

(3) One-time payment to this fixture, and based on the estimated duration of 22 days, the effective gross time charter rate per day increases by approximately $9,000 to approximately $27,000.

(4) Based on "10 days approximate redelivery notice to owners" dated July 29, 2005.

(5) Based on the "5 days definite redelivery notice to owners" dated July 31, 2005.

(6)   Based on the last scheduled voyage by charterers.

*,** Each denotes a fleet of sister ships.


Summary of Selected Financials & Other Data

                                                    Three Months Ended     Six Months Ended
                                                         June 30,              June 30,
                                                     2005         2004      2005       2004
                                                     ----         ----      ----       ----
INCOME STATEMENT DATA (in thousands of US Dollars):
     Voyage and time charter revenues                 29,391     17,865    53,297     30,166
     Voyage expenses                                   2,004      1,195     3,638      2,031
     Vessel operating expenses                         3,448      2,107     6,624      4,050
     Net income                                       20,116     12,357    34,671     19,605
FLEET DATA
     Average number of vessels                           9.6        6.0       8.8        6.0
     Number of vessels                                  10.0        6.0      10.0        6.0
     Weighted average age of fleet (in years)            3.7        3.3       3.7        3.3
     Ownership days                                      872        546     1,595      1,092
     Available days                                      872        546     1,595      1,092
     Operating days                                      871        546     1,589      1,090
     Fleet utilization                                 99.9%     100.0%     99.6%      99.8%
AVERAGE DAILY RESULTS
     Time charter equivalent (TCE) rate               31,407     30,531    31,134     25,765
     Daily vessel operating expenses                   3,954      3,859     4,153      3,709

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and webcast at 10:30 A.M. Eastern Time on August 2, 2005, to discuss these financial results. Investors may access the webcast on the Company's website at www.dianashippinginc.com by clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". Listeners should allow extra time before the webcast begins to register for the webcast and download any necessary audio software. The conference call also may be accessed by telephone by dialing 1-888-858-4756 (for U.S.-based callers) or 1-973-935-2405 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must enter the code number 6272718.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             DIANA SHIPPING INC.
                                                (registrant)

   Dated: August 2, 2005                     By: /s/ Anastassis Margaronis
                                                  --------------------------
                                                 Anastassis Margaronis
                                                 President




23159.0002 #591247